Exhibit 99.1

INNOVIZ TECHNOLOGIES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of Innoviz Technologies Ltd. (the “Company”) will be held on December 16, 2025, at 4:00 p.m. Israel time (9:00 a.m. Eastern time), at the Company’s offices, located at Innoviz Technologies Campus, 5 Uri Ariav St., Bldg. C, Nitzba 300, Rosh Ha’Ain 4809202, Israel.

The agenda of the Meeting shall be as follows:

1.
Re-election of each of Dan Falk and Ronit Maor, as Class II directors of the Company to hold office until the close of the annual general meeting of the Company in 2028, and until their respective successors are duly elected and qualified;

2.	Readopt the Company’s Compensation Policy for Executive Officers and Directors;

3.	Approval of compensation for the Company’s Chief Executive Officer; and

4.
Approval and ratification of the re-appointment and compensation of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition to considering the foregoing proposals, the Company’s shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2024.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

You are entitled to vote at the Meeting if you are a shareholder of record as of the close of business on November 3, 2025. You are also entitled to vote at the Meeting if you hold any of the Company’s ordinary shares, no par value (the “Ordinary Shares”) through a bank, broker or other nominee that is one of our shareholders of record as of the close of business on November 3, 2025, or that appears in the participant listing of a securities depository on such date.

You can vote your Ordinary Shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold Ordinary Shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on November 3, 2025, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. If you hold your Ordinary Shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your Ordinary Shares at the Meeting (or to appoint a proxy to do so). Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions.

The Company’s Board of Directors recommends that you vote FOR each of the above proposals, which will be described in the Proxy Statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Company constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). If such quorum is not present within half an hour from the time scheduled for the adjourned meeting, then at such adjourned meeting, the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Ordinary Shares) will constitute a quorum.

Each Ordinary Share is entitled to one vote upon each of the proposals to be presented at the Meeting. The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals. In addition, a special majority vote will be required for approval of the proposals in Items 2 and 3.  In order for each of these proposals to be approved either (i) the affirmative vote of the Ordinary Shares must include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal (as each such term is defined in the Israel Companies Law, 5759-1999 (the “Companies Law”)), or (ii) the total Ordinary Shares of non-controlling shareholders and non-interested shareholders voted against such proposal must not represent more than two percent of the outstanding Ordinary Shares.

This notice is being published to shareholders of record, in accordance with the requirements of the Israeli Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000, and the Company's Amended and Restated Articles of Association. The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Companies Law is November 5, 2025. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card will be distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission under cover of Form 6-K. Shareholders will also be able to review the proxy statement at the “Investors” portion of our website, https://ir.innoviz.tech/ or at our principal executive offices at Innoviz Technologies Campus, 5 Uri Ariav St., Bldg. C, Nitzba 300, Rosh Ha’Ain, 4809202, Israel, upon prior notice and during regular working hours (telephone number: +972-74-700-3699) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your Ordinary Shares be represented and voted at the Meeting. Accordingly, after reading this notice of annual general meeting of shareholders and the proxy statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by Vote Processing, c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, NY 11717 or at our registered office no later than 11:59 p.m. EDT on December 15, 2025 to be validly included in the tally of Ordinary Shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By the Order of the Board of Directors, /S/ Amichai Steimberg Amichai Steimberg Chairperson of the Board of Directors October 29, 2025